April 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.20549

Attention:	Mary Beth Breslin
Alla Berenshteyn Suzanne Hayes

Re:	Agenus Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2016
File No. 000-29089

Ladies and Gentlemen:

Agenus Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated April 25, 2016 (the “Comment Letter”), with regards to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 15, 2016.

For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter in italics followed by the response of the Company.

Proposal 2, page 53

1.	We note that you have proposed an amendment to your certificate of incorporation that would increase the number of authorized shares of your common stock. Please revise your disclosure to describe any specific plans, arrangements or understandings to issue any of the shares that will be newly available for issuance following shareholder approval of the increase. If you have no such plans, please revise your disclosure to so state. If such plans exist, please provide the disclosures required per Note A of Schedule 14A.

Response:

In response to the Staff’s comment, we will revise the disclosure on page 53 of the Company’s Definitive Proxy Statement on Schedule 14A to state that the Company has no specific plans, arrangements or understandings to issue any of the shares that will be newly available for issuance following shareholder approval of the increase.

United States Securities and Exchange Commission

April 26, 2016

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (781) 674-4433 or Zachary R. Blume, Ropes & Gray LLP, at (617) 951-7663.

Sincerely,

/s/ Karen H. Valentine
Karen H. Valentine
Chief Legal Officer and General Counsel
Agenus Inc.

cc:	Via E-Mail
Garo H. Armen (Agenus Inc.)
Paul Kinsella (Ropes & Gray LLP)